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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Legrand Holding S.A.

(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosures:

Consolidated Financial Statements as of December 31, 2003.

LEGRAND HOLDING SA

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

Summary

Consolidated statements of income FRENCH GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net sales (note 1(j))	2,761.8	222.0	2,983.8	0.0	0.0
Operating expenses (note 20(a))
Cost of goods sold	(1,640.4)	(179.0)	(1,819.4)	0.0	0.0
Administrative and selling expenses	(733.5)	(64.0)	(797.5)	0.0	0.0
Research and development expenses	(258.5)	(113.0)	(371.5)	0.0	0.0
Other operating income (expenses)	17.3	6.0	23.3	0.0	0.0
Amortization of goodwill	(44.7)	(3.0)	(47.7)	0.0	0.0

Operating income	102.0	(131.0)	(29.0)	0.0	0.0

Interest income (expense) (note 21)	(194.3)	(20.0)	(214.3)	0	0
Profits (losses) from disposal of fixed assets	(3.7)	(5.0)	(8.7)	0	0
Other income (expenses) (note 20(b))	(40.4)	(6.0)	(46.4)	0	0

Income before taxes, minority interests and equity in earnings of investees	(136.4)	(162.0)	(298.4)	0	0

Income taxes (note 22)	8.0	29.0	37.0	0	0

Net income before minority interests and equity in earnings of investees	(128.4)	(133.0)	(261.4)	0	0

Minority interests	(0.9)	2.0	1.1	0	0
Equity in earnings of investees	2.4	2.0	4.4	0	0

Net income attributable to Legrand Holding	(126.9)	(129.0)	(255.9)	0	0

The accompanying notes on pages 7 to 48 are an integral part of these financial statements.

Consolidated balance sheets FRENCH GAAP

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	67.9	559.0	0.0	0.0
Marketable securities (note 10)	32.6	196.0	0.0	0.0
Restricted cash (note 7)	37.0	23.0	0.0	0.0
Trade accounts receivable (note 9)	509.9	598.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	34.7	48.0	0.0	0.0
Other current assets	112.1	85.0	0.0	0.0
Inventories (notes 1(h) and 8)	385.5	530.0	0.0	0.0

Total current assets	1,179.7	2,039.0	0.0	0.0
Property, plant and equipment, net (note 4)	914.9	1,025.0	0.0	0.0
Investments (note 5)	21.8	26.0	0.0	0.0
Goodwill, net (note 1(f) and 2)	810.4	844.0	0.0	0.0
Trademarks, net (note 3)	1,591.1	1,643.0	0.0	0.0
Developed Technology, net (note 3)	449.9	586.0	0.0	0.0
Restricted cash (note 7)	90.5	127.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	32.3	124.0	0.0	0.0
Other non-current assets (note 6)	93.9	167.0	0.0	0.0

	4,004.8	4,542.0	0.0	0.0

Total assets	5,184.5	6,581.0	0.0	0.0

The accompanying notes on pages 7 to 48 are an integral part of these financial statements.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 18)	130.8	734.0	0.0	0.0
Accounts and notes payable	252.7	269.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	3.0	48.0	0.0	0.0
Other current liabilities (note 19)	328.4	435.0	0.0	0.0

Total current liabilities	714.9	1,486.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	168.3	280.0	0.0	0.0
Other non-current liabilities (note 17)	227.3	205.0	0.0	0.0
Long-term borrowings (note 16)	2,308.8	2,606.0	0.0	0.0
Subordinated securities (note 14)	108.9	158.0	0.0	0.0
Payment-In-Kind loans (PIK) (note 15)	1,213.6	0.0	0.0	0.0
Preferred Equity Certificates (PEC) (note 15)	0.0	1,156.0	0.0	0.0
Minority interests	18.2	64.0	0.0	0.0
Shareholders' equity
Capital stock (note 11)	759.4	759.0	0.0	0.0
Accumulated deficits (note 13(a))	(255.8)	(129.0)	0.0	0.0
Translation reserve (note 13(b))	(79.1)	(4.0)	0.0	0.0

	424.5	626.0	0.0	0.0

Total liabilities and shareholders' equity	5,184.5	6,581.0	0.0	0.0

The accompanying notes on pages 7 to 48 are an integral part of these financial statements.

Consolidated statements of cash flows FRENCH GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Operating activities:
Net income attributable to Legrand Holding	(126.9)	(129.0)	(255.9)	0	0
Reconciliation of net income to net cash provided from (used in) operating activities:
—depreciation of tangible assets	155.8	13.0	168.8	0	0
—amortization of intangible assets	191.2	108.0	299.2	0	0
—changes in long-term deferred taxes	(49.5)	(2.0)	(51.5)	0	0
—changes in other long-term assets and liabilities	4.6	(2.0)	2.6	0	0
—minority interests	0.9	(3.0)	(2.1)	0	0
—equity in earnings of investees	(2.4)	(2.0)	(4.4)	0	0
—other items having impacted the cash	138.1	63.0	201.1	0	0
(Gains) losses on fixed asset disposals	(1.2)	14.0	12.8	0	0
(Gains) losses on sales of securities	(0.6)	0.0	(0.6)	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	61.1	17.0	78.1	0	0
—inventories	(1.9)	54.0	52.1	0	0
—accounts and notes payable	(7.5)	(77.0)	(84.5)	0	0
—other operating assets and liabilities	(81.7)	(137.0)	(218.7)	0	0

Net cash (used in) provided from operating activities	280.0	(83.0)	197.0	0	0

Investing activities
Net proceeds from sales of fixed assets	16.8	170.0	186.8	0	0
Capital expenditures	(112.6)	(16.0)	(128.6)	0	0
Proceeds from sales of marketable securities	312.3	213.0	525.3	0	0
Investments in marketable securities	(29.0)	(202.0)	(231.0)	0	0
Investments in consolidated entities	(72.8)	(3,067.0)	(3,139.8)	0	0
Investments in non-consolidated entities	(0.2)	0.0	(0.2)	0	0

Net cash (used in) provided from investing activities	114.5	(2,902.0)	(2,787.5)	0	0

Financing activities
Related to shareholders' equity:
—capital increase	0.0	760.0	760.0	0	0
—dividends paid by Legrand Holding's subsidiaries	(1.1)	(2.0)	(3.1)	0	0
Other financing activities:
—reduction of subordinated securities	(50.0)	(4.0)	(54.0)	0	0
—new borrowings	579.1	3,063.0	3,642.1	0	0
—repayment of borrowings	(820.3)	(273.0)	(1,093.3)	0	0
—debt issuance cost	(7.5)	0.0	(7.5)	0	0
—increase (reduction) of commercial paper	(508.0)	(30.0)	(538.0)	0	0
—increase (reduction) of bank overdrafts	(87.2)	23.0	(64.2)	0	0

Net cash (used in) provided from financing activities	(895.0)	3,537.0	2,642.0	0	0

Net effect of currency translation on cash	(9.4)	7.0	16.4	0	0
Increase (reduction) of cash and cash equivalents	(491.1)	559.0	67.9	0	0
Cash and cash equivalents at the beginning of the period	559.0	0.0	0.0	0	0

Cash and cash equivalents at the end of the period	67.9	559.0	67.9	0	0

Interest paid during the period	49.2	0.0	49.2	0	0
Income taxes paid during the period	79.5	0.0	79.5	0	0

The accompanying notes on pages 7 to 48 are an integral part of these financial statements.

Consolidated statements of shareholder's equity FRENCH GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 2000	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of December 31, 2001	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(128.9)		(128.9)
Capital increase	759.4				759.4
Changes in translation reserve			0.0	(4.5)	(4.5)

As of December 31, 2002	759.4	0.0	(128.9)	(4.5)	626.0

Net income for the period			(126.9)		(126.9)
Capital increase	0.0				0.0
Changes in translation reserve			0.0	(74.6)	(74.6)

As of December 31, 2003	759.4	0.0	(255.8)	(79.1)	424.5

The accompanying notes on pages 7 to 48 are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand Holding SA and its 113 controlled subsidiaries. Investments in six affiliated companies are accounted for by the equity method.

        The most significant consolidated operating subsidiary, Legrand SA is 100% owned (operating subsidiaries of Legrand SA are all 100% owned by Legrand SA except for Fael, which is 93% owned). The following is a list of Legrand Holding SA's significant subsidiaries:

French subsidiaries:
Legrand SAS (formerly FIMAF)
Legrand SA
APW
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand SNC
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries:
Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Luminex	Colombia
MDS	India
Ortronics	United States
Pass & Seymour	United States
Pial	Brazil
The Watt Stopper	United States
The Wiremold Company	United States

1)    Accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations. The financial statements of each company, whether ("French Gaap") consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with French Gaap.

a)    Basis of presentation and acquisition of Legrand SA

        Through December 31, 2001, the Group's fiscal year end was December 31. During 2002, the Group changed its fiscal year end from December 31 to July 31, resulting in a seven-month period ended July 31, 2002. In connection with the acquisition of Legrand SA (see below), the Group changed its fiscal year from July 31 to December 31, resulting in a seventeen-month fiscal period ended December 31, 2003 and a five-month reporting period ended December 31, 2002.

        Prior to December 10, 2002, Legrand Holding SA had no significant operations of its own. As of December 31, 2001, the Group had total assets and shareholders' equity of less than €100,000 and total liabilities of less than €10,000. For the period from January 1, 2002 to July 31, 2002 and each of the years ended December 31, 2001 and 2000, the Group had no revenues, incurred expenses of less than €10,000, earned interest income of less than €5,000 and generated a net loss of less than €5,000.

        On December 10, 2002, the Group acquired 98% of the outstanding share capital of Legrand SA for aggregate cash consideration of €3.63 billion (corresponding to a value of €3.7 billion for 100%). The remaining 2% of the outstanding share capital of Legrand SA was acquired until October 2, 2003. The results of operations of Legrand SA have been included in the consolidated financial statements since December 2002.

        The aggregate purchase price for the acquisition of Legrand SA, as well as related fees and expenses was financed by a combination of funds provided by a consortium of investors (€1,765 million), external banks (a facility under the senior credit agreement was drawn for an amount of €1,833 million) and a vendor loan from Schneider Electric (€150 million).

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed, as of the date of the acquisition of Legrand SA.

	As of December 10, 2002
Total purchase price	3,700
(+) transaction costs	93
(–) net assets acquired(a)	(794)
= Excess of purchase price over the book value of net assets acquired	2,999
(–) Revaluation of assets & liabilities	(2,152)
Intangible assets		2,231
Trademarks		1,566
Technology		570
In-process research and development		95
Tangible assets		214
Property, plant and equipment		39
Inventories		175
Liabilities(b)		68
Subordinated perpetual notes (TSDIs)		57
Yankee Bonds		11
Deferred income taxes(c)		(329)
Other		(48)
Minority interest		16
Goodwill	847

(a)
Shareholders' equity of €1,805 million excuding goodwill of €1,011 million

(b)
Carrying value in excess of fair value

(c)
Deferred income taxes have been computed based on a 35.43% tax rate, applied to trademarks, technology and revalued tangible assets. Under French GAAP, deferred income taxes were not computed on trademarks with an indefinite useful life.

        As part of the acquisition of Legrand SA, the Group acquired approximately €95 million of in-process research and development assets. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the date of the acquisition in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method ("FIN 4").

b)    Consolidation

        The financial statements of all subsidiaries, directly or indirectly controlled by the Group, are consolidated. Companies in which the Group owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All intercompany transactions have been eliminated.

c)     Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period; and

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates; and

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)    Earnings per share

        Earnings per share are not presented as the Group's shares are not held by the public.

e)     Statements of cash flows

        Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with an original maturity not in excess of three months. Marketable securities are not considered cash equivalents.

f)     Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets as of the date of the acquisition, is amortized on a straight-line basis over 20 years. The Group assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Trademarks with definite life and developed technology are amortized on an accelerated method over 10 years.

        Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis over their expected useful lives from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)     Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost. In connection with the acquisition, an expert was retained in order to assess the potential revaluations on plants and properties. Their conclusions led to a total revaluation of €39 million, including an estimated €15.5 million for land. The revaluation on plants and properties (€39 million less the value attributable to land, which is not amortizable) is depreciated on a straight-line basis over 25 years.

        Assets acquired under lease agreements that are regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)    Inventories

        Inventories are recorded at the lower of cost or market, with cost determined principally on a first-in, first-out (FIFO) basis.

i)     Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Currently enacted rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation.

j)     Revenue recognition

        Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured. For the Group, this policy results in the recognition of revenue when title and risk of loss transfer to the customer, which is generally upon shipment.

        In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. Since the volume of customer's future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers' account receivable balance. Discounts for prompt payment are recognized in decrease of sales.

k)    Fair value of financial instruments

        The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximates their fair value because of the short-term maturity of these instruments. For short-term investments, comprised of marketable securities, fair value is determined based on the market prices of these securities. The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements.

l)     Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials. Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The Group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m)   Environmental and product liabilities

        In application of FASB statement No. 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)    Stock option plans

        In accordance with FASB statement No. 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, for most plans, compensation cost is measured as the excess of the market price of the underlying shares as of the date of the grant over the exercise price an employee is required to pay to acquire this stock.

o)    Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)    Transfers and servicing of financial assets

        FASB statement No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

2)    Goodwill (note 1(f))

        Goodwill is considered as an integral part of the assets of acquired companies. As of December 31, 2003, goodwill relates only to the excess of cost over the fair value of net assets as of the date of the acquisition of Legrand SA (on December 10, 2002). It is being amortized on a straight-line basis over 20 years.

        Goodwill can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Gross value	856.2	847.0	0.0	0.0
Accumulated amortization	45.8	3.0	0.0	0.0

	810.4	844.0	0.0	0.0
of which:
—France	287.5	288.0	0.0	0.0
—Italy	211.4	212.0	0.0	0.0
—Other European countries	67.6	68.0	0.0	0.0
—United States of America	134.0	169.0	0.0	0.0
—Other countries	109.9	107.0	0.0	0.0

	810.4	844.0	0.0	0.0

        The geographic allocation of goodwill is based on the acquired company's value, determined as of the date of its acquisition.

        Changes in goodwill are analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Gross value:
At the beginning of the period	847.0	0.0	0.0	0.0
—new acquisitions	0.0	847.0	0.0	0.0
—other changes in gross value	46.2	0.0	0.0	0.0
—translation effect	(37.0)	0.0	0.0	0.0

At the end of the period	856.2	847.0	0.0	0.0
Amortization:
At the beginning of the period	(3.0)	0.0	0.0	0.0
—amortization expense	(44.7)	(3.0)	0.0	0.0
—other changes in amortization	0.0	0.0	0.0	0.0
—translation effect	1.9	0.0	0.0	0.0

At the end of the period	(45.8)	(3.0)	0.0	0.0

3)    Trademarks and developed technology

        The intangible assets are mainly composed of trademarks and patents valued in connection with the acquisition of Legrand SA.

        Trademarks can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
At the beginning of the period	1,644.0	0.0	0.0	0.0
—capital expenditures	0.0	1,644.0	0.0	0.0
—disposals	0.0	0.0	0.0	0.0
—new consolidated entities	0.0	0.0	0.0	0.0
—translation effect	(47.1)	0.0	0.0	0.0

	1,596.9	1,644.0	0.0	0.0
Less depreciation	(5.8)	(1.0)	0.0	0.0

	1,591.1	1,643.0	0.0	0.0

        Developed technology can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
At the beginning of the period	593.0	0.0	0.0	0.0
—capital expenditures	0.0	593.0	0.0	0.0
—disposals	0.0	0.0	0.0	0.0
—new consolidated entities	0.0	0.0	0.0	0.0
—translation effect	(14.7)	0.0	0.0	0.0

	578.3	593.0	0.0	0.0
Less depreciation	(128.4)	(7.0)	0.0	0.0

	449.9	586.0	0.0	0.0

4)    Property, plant and equipment (note 1(g))

a)    Analysis of the net tangible assets by geographic area

        Net tangible fixed assets, including capitalized leases, were as follows as of December 31, 2002:

	December 31, 2002
	France	Italy	Rest of Europe	USA/Canada	Rest of the world	Total
	(€ in millions)
Land	24.5	5.4	22.4	4.4	19.5	76.2
Buildings	162.5	67.5	75.4	36.0	26.1	367.5
Machinery and equipment	200.1	100.1	57.9	69.5	28.5	456.1
In progress and other	38.9	7.6	26.3	34.2	18.2	125.2

	426.0	180.6	182.0	144.1	92.3	1,025.0

        Net tangible fixed assets, including capitalized leases, are as follows as of December 31, 2003:

	December 31, 2003
	France	Italy	Rest of Europe	USA/Canada	Rest of the world	Total
	(€ in millions)
Land	24.4	5.4	21.5	3.6	16.6	71.5
Buildings	156.4	66.2	72.0	28.5	22.3	345.4
Machinery and equipment	186.4	90.9	51.2	48.8	25.4	402.7
In progress and other	34.5	6.5	19.2	23.4	11.7	95.3

	401.7	169.0	163.9	104.3	76.0	914.9

b)    Analysis of changes in tangible assets

        Changes in property, plant and equipment, can be analyzed as follows:

	December 31, 2003
	France	Italy	Rest of Europe	USA/Canada	Rest of the world	Total
	(€ in millions)
Capital expenditures	42.8	20.0	16.0	10.8	15.2	104.8
Disposals at NBV	(2.7)	(4.1)	(3.8)	(2.8)	(1.1)	(14.5)
Amortization expense	(64.4)	(27.5)	(24.4)	(25.6)	(13.9)	(155.8)
Translation effect	0.0	0.0	(5.9)	(22.2)	(16.5)	(44.6)

	(24.3)	(11.6)	(18.1)	(39.8)	(16.3)	(110.1)

	December 31, 2003
	Capital expenditures	In progress transfer	Disposals at NBV	Amortization expense	Translation effect	Total
	(€ in millions)
Land	0.0	0.0	(0.4)	0.0	(4.3)	(4.7)
Buildings	6.3	9.0	(1.3)	(22.2)	(13.9)	(22.1)
Machinery and equipment	48.4	40.2	(7.0)	(118.6)	(16.4)	(53.4)
In progress and other	50.1	(49.2)	(5.8)	(15.0)	(10.0)	(29.9)

	104.8	0.0	(14.5)	(155.8)	(44.6)	(110.1)

c)     Property, plant and equipment include the following assets held under capital leases:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Land	3.9	4.0	0.0	0.0
Buildings	55.2	40.0	0.0	0.0
Machinery and equipment	7.6	6.0	0.0	0.0

	66.7	50.0	0.0	0.0
Less depreciation	(14.2)	0.0	0.0	0.0

	52.5	50.0	0.0	0.0

d)    Capital lease obligations are presented in the balance sheets as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Long-term borrowings	22.0	25.0	0.0	0.0
Short-term borrowings	5.8	9.0	0.0	0.0

	27.8	34.0	0.0	0.0

e)     Future minimum lease payments related to capital leases are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Payable within one year	7.3	9.0	0.0	0.0
Payable in one to two years	6.8	10.0	0.0	0.0
Payable in two to three years	6.1	6.0	0.0	0.0
Payable in three to four years	5.2	5.0	0.0	0.0
Payable in four to five years	2.2	5.0	0.0	0.0
Payable beyond five years	2.3	2.0	0.0	0.0

	29.9	37.0	0.0	0.0
Less interest portion	(2.1)	(3.0)	0.0	0.0

Present value of future minimum lease payments	27.8	34.0	0.0	0.0

5)    Investments

        Investments which do not relate to consolidated companies are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Equity method investees	11.7	15.0	0.0	0.0
Other investments	10.1	11.0	0.0	0.0

	21.8	26.0	0.0	0.0

        The key figures, which relate to equity method investees, are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Net sales	27.8	31.0	0.0	0.0
Net income	3.5	4.0	0.0	0.0
Total assets	22.9	28.0	0.0	0.0

6)    Other non-current assets

        The other non-current assets are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Deferred charges	11.6	71.0	0.0	0.0
Softwares	13.5	18.0	0.0	0.0
Miscellaneous	68.8	78.0	0.0	0.0

	93.9	167.0	0.0	0.0

        The line Miscellaneous principally concerns debt issuance.

7)    Restricted cash

        Under the terms of the "senior credit agreement" (note 16), a bank deposit amounting to € 150 million was required to be maintained in an account with the facility agent under the senior credit agreement and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
2003		23.0	0.0	0.0
2004	37.0	37.0	0.0	0.0
2005	43.0	43.0	0.0	0.0
2006	31.5	31.0	0.0	0.0
2007	16.0	16.0	0.0	0.0

	127.5	150.0	0.0	0.0

8)    Inventories (note 1(h))

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Purchased raw materials and parts	129.5	133.0	0.0	0.0
Sub-assemblies, work in process	89.1	118.0	0.0	0.0
Finished goods	227.7	340.0	0.0	0.0

	446.3	591.0	0.0	0.0
Less allowances	(60.8)	(61.0)	0.0	0.0

	385.5	530.0	0.0	0.0

        Inventories were revalued by €175.2 million as of the date of the acquisition of Legrand SA by the Group.

        The reversal of this revaluation was as follows:

(€ in millions)
Inventory revaluation	175.2

Reversal in 2002	49.4
Reversal in 2003	125.8

9)    Trade accounts receivable

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Trade accounts receivable	428.0	432.0	0.0	0.0
Notes receivables	115.1	191.0	0.0	0.0

	543.1	623.0	0.0	0.0
Less allowances	(33.2)	(25.0)	0.0	0.0

	509.9	598.0	0.0	0.0

        The Group realizes over 95% of its sales from sales to distributors of electrical fittings, each of the two largest distributors representing approximately 13% of consolidated net sales.

10)  Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these marketable securities, are analyzed below:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Unrealized gains at the beginning of the period	0.0	0.0	0.0	0.0
Increase (reduction) in fair value	0.0	0.0	0.0	0.0
Realized gains during the year	0.0	0.0	0.0	0.0

Unrealized gains at the end of the period	0.0	0.0	0.0	0.0

11)  Capital stock

        Capital stock consists of the following:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Common shares	759,350,900	759,350,900	2,500	2,500
Issued and outstanding	0	0	0	0
Held by the Group	0	0	0	0

	759,350,900	759,350,900	0	0

        Due to the purchase commitments, Legrand Holding SA can not pay any dividend to its shareholders.

12)  Stock options and employee profit sharing

a)    Legrand Holding SA stock-option plans

        The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of €1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent's (the Company's ultimate parent) investment in the Company. As of December 31, 2003, the Company had 3,348,653 options available for grant pursuant to existing authorizations under approved plans.

        A summary of the activity pursuant to the Company's stock option plan is presented below:

Nature of the plans Dates of attribution of options	Subscription 2003	Total of outstanding plans
Balance at the end of 2002	0	0
Options granted	9,555,516	9,555,516
Options exercised	0	0
Options cancelled	(557,000)	(557,000)

Balance at the end of 2003	8,998,516	8,998,516

        None of the outstanding options is exercisable as of December 31, 2003. The fair value at the date of grant, and on at the date December 31, 2003, of the options is equal to the exercise price (i.e. €1).

b)    Legrand SA stock-option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares' pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

        On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

        Options subject to Schneider's stock options undertaking have exercise periods that continue through and until November 2007. As of December 31, 2003, the total number of options subject to Schneider undertaking (and thus subject to the put and call agreement) was 438,650 and 2,989 with respect to Legrand SA's ordinary and referred non-voting shares, respectively.

	Subscription
							Purchase
	1997		1998
Nature of the plans Dates of attribution of options Nature of shares offered					2000 common	2001 common	1999 common	Total of outstanding plans
	common	preferred	common	preferred
Number of grantees	6		6		8,999	9,122	8,814
Exercisable from	12-1997		10-1988		11-2005	11-2005	12-2004
Exercisable until	12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in €)	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	11,750	2,500	7,500	2,500	124,240	178,766	85,708
Options exercised	0	0	0	0	0	0	0
Options cancelled	0	0	0	0	0	0	0

Balance at the end of 1997	11,750	2,500	0	0	0	0	0
Options exercised	0	0	0	0	0	0	0
Options cancelled	0	0	0	0	0	0	0

Balance at the end of 1998	11,750	2,500	7,500	2,500	0	0	0
Options exercised	0	0	0	0	0	0	0
Options cancelled	0	0	0	0	0	0	0

Balance at the end of 1999	11,750	2,500	7,500	2,500	0	0	85,708
Options exercised	(3,000)	0	(2,000)	0	0	0	0
Options cancelled	0	0	0	0	0	0	(4,508)

Balance at the end of 2000	8,750	2,500	5,500	2,500	124,240	0	81,200

Options exercise					(18)
Options cancelled					0

Balance at the end of 2001	8,750	2,500	5,500	2,500	124,222	178,766	81,200

Options exercise
Options cancelled

Balance at the end of 2002	8,750	2,500	5,500	2,500	124,222	178,766	81,200	403,438

New options issued from retained		98	513	489	16,218	21,353	11,998	50,669
Earnings distribution as at November 15, 2003								0
Options exercised	(8,750)	(2,000)						(10,750)
Options cancelled		(598)			(372)	(372)	(376)	(1,718)

Balance at the end of 2003	0	0	6,013	2,989	140,068	199,747	92,822	441,639

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No. 123, using the «Black-Scholes» model, with the following assumptions:

Nature of the plans Dates of attribution of options Nature of shares offered	1998
			2000 ordinary	2001 ordinary	Purchase 1999 ordinary
	ordinary	preferred
Expected average life (years)	4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	3.50%		5.54%	5.35%	4.76%
Implied volatility	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (€)	93	47	73	58	71

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company's periods net income would have not been material to earnings per share nor on net worth.

c)     Employee profit sharing

        French law provides for employees to share in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 5 to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €21.8 million for the year December 31, 2003.

13)  Accumulated deficits and foreign translation reserve

a)    Accumulated deficits

        Accumulated deficits of Legrand Holding SA and its consolidated subsidiaries can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Legal reserve (not distributable)	0.0	0.0	0.0	0.0
Accumulated deficits	(255.8)	(129.0)	0.0	0.0
Share of earnings of consolidated companies	0.0	0.0	0.0	0.0

	(255.8)	(129.0)	0.0	0.0

b)    Foreign currency translation reserve

        As specified in note 1(c) the foreign currency translation reserve reflects the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
US dollar	(92.0)	(1.0)	0.0	0.0
Other currencies	12.9	(3.0)	0.0	0.0

	(79.1)	(4.0)	0.0	0.0

        The line "other currencies" mainly refers to the area "rest of the world" (note 27).

14)  Subordinated perpetual notes (TSDIs)

        In December 1990 and March 1992, Legrand SA issued, at par, subordinated perpetual notes with nominal values of €457 million and €305 million, respectively.

        The subordinated perpetual notes have no stated due date or maturity and Legrand SA has no obligation to redeem them unless Legrand SA enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of Legrand SA. In such case, redemption of the principal of the subordinated perpetual notes would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, third party is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand SA's consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 10,7%, 9.6% and 9.3% of the average residual carrying value for each of the years 2003, 2002 and 2001, respectively.

        The fair value of the subordinated perpetual notes in the Group's balance sheet as of the date of the acquisition of Legrand SA was €158 million.

        The amortization of the residual carrying value, in the balance sheet is as follows:

December 31, 2003
(€ in millions)
2004	40.5
2005	40.5
2006	19.0
2007	8.9

108.9

15)  Preferred Equity Certificates (PEC) and Payment in kind loan (PIK)

a)    Preferred Equity Certificates (PEC)

        In connection with the acquisition of Legrand SA, a consortium led by Kolhberg Kravis Roberts & Co and Wendel Investissement invested an aggregate of €1,762 million in the indirect parent and affiliated companies of the Group, with Kohlberg Kravis Roberts & Co and Wendel Investissement each investing €659 million. The other consortium members—West Luxcon Holdings SA (West LB AG Group), equity funds managed by Montagu Private Equity Ltd., Goldman Sachs and the Verspieren and Decoster families—invested an aggregate of €444 million. Certain senior managers of Legrand SA invested approximately €3 million. In addition, Schneider Electric provided a €150 million vendor payment-in-kind loan to an affiliate of the Group (the Vendor PIK Loan).

        Approximately €759 million of the funding referred to above was used to subscribe for ordinary shares of the Group. The remaining €1,006 million of that funding, together with the proceeds of the vendor PIK loan, was used by the consortium to purchase €1,156 million of preferred equity certificates issued by an indirect subsidiary of the Group's ultimate parent, Lumina Parent Sarl (see note 26).

b)    Payment in kind loan (PIK)

        The proceeds of the issuance of the preferred equity certificates of €1,156 million were then loaned to Legrand SAS. The preferred equity certificates were redeemed on February 12, 2003 in connection with the issuance of approximately €601 million of high yield bonds (see note 16) and replaced by the subordinated shareholder PIK loan

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

16)  Long-term borrowings

        Long term borrowings can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Senior credit agreement	1,323.8	1,597.0	0.0	0.0
Mezzanine Credit Agreement	0.0	600.0	0.0	0.0
High-Yield notes	601.1	0.0	0.0	0.0
8 1/2% debentures	306.7	371.0	0.0	0.0
Other long-term borrowings	77.2	38.0	0.0	0.0

	2,308.8	2,606.0	0.0	0.0

        Long-term borrowings are denominated in the following currencies:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Euro	1,928.9	2,233.0	0.0	0.0
US Dollar	373.7	371.0	0.0	0.0
Other currencies	6.2	2.0	0.0	0.0

	2,308.8	2,606.0	0.0	0.0

        Maturity dates are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Payable in one to two years	123.2	74.0	0.0	0.0
Payable in two to three years	106.3	85.0	0.0	0.0
Payable in three to four years	132.2	117.0	0.0	0.0
Payable in four to five years	151.2	144.0	0.0	0.0
Payable beyond five years	1,795.9	2,186.0	0.0	0.0

	2,308.8	2,606.0	0.0	0.0

        Interest rates on long-term borrowings are as follows:

	December 31, 2003	average interest rate after SWAP transaction
	(€ in millions)
Senior Credit Agreement	1,323.8	5.11%
High-Yield notes	601.1	10.73%
8 1/2% debentures	306.7	3.70%
Other borrowings	55.2	1.75%
Leasings	22.0	3.74%

	2,308.8

        These borrowings are collateralized as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Assets mortgaged or pledged as collateral	13.4	16.0	0.0	0.0
Guarantees given to banks	18.0	18.0	0.0	0.0
Guarantees given under the senior credit agreement	1,615.0	1,615.0	0.0	0.0

	1,646.4	1,649.0	0.0	0.0

a)    Senior credit agreement and mezzanine credit agreement

        The acquisition of Legrand SA by the consortium occurred on December 10, 2002 for an amount of €3,630 million corresponding to a value of €3,700 million for 100% of the share capital of Legrand SA. The investment was partially funded through a contribution by the consortium. The balance of the purchase price was funded with external debt. The external debt used to finance the acquisition comprised of loans granted under a senior credit agreement and a mezzanine credit agreement. The mezzanine credit agreement was repaid on February 12, 2003 with the net proceeds of the offering of high yield bonds in Europe and in the United States and existing cash resources of Legrand SAS.

        The senior credit agreement, dated July 26, 2002 as amended and restated on December 5, 2002, was entered into by and among Legrand SAS, Lumina Financing, certain subsidiaries of Legrand SAS listed therein as initial borrowers, certain subsidiaries of Legrand SAS listed therein as the initial guarantors, Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and The Royal Bank of Scotland plc as mandated joint lead arrangers, Credit Suisse First Boston International, Lehman Brothers Bankhaus AG London Branch and The Royal Bank of Scotland plc and the other financial institutions listed therein as lenders.

        As of December 31, 2003, the following schedule summarizes the future principal payments required by the Group under the senior credit agreement:

December 31, 2003
(€ in millions)
Within one year	52.7
Payable in one to two years	71.3
Payable in two to three years	100.8
Payable in three to four years	127.1
Payable in four to five years	148.8
Payable beyond five years	875.8

1,376.5

        The senior credit agreement comprise the followings:

	December 31, 2003	Maturity	Interest rates
	(€ in millions)
—Tranche A	604.7	12/09	4.70%
—Tranche B	385.9	12/10	5.20%
—Tranche C	385.9	12/11	5.70%

        Dividends and other distributions (including payment of interest and principal on intercompany loans) from certain of our subsidiaries, including Legrand SAS, are restricted under certain agreements, including the senior credit facility. Pursuant to the senior credit facility, our subsidiaries, including Legrand SAS, are restricted from making distribution, loans or other payments to Legrand Holding SA except for purposes of paying interest on the high yield bonds when no event of default has occurred under the senior credit agreement.

b)    High Yield notes

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due in 2013 and bearing interest at 11% per annum ("the high yield bonds"). The gross proceeds of the issuance of the high yield bond amounted to approximately €601 million.

c)     8 1/2% Debentures (Yankee bonds)

        On February 14, 1995, Legrand SA issued on the United States public market $400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require Legrand SA to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, Legrand SA also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge for the payments. As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (2.71% as of December 31, 2003).

        Legrand SA has used a portion of this borrowing for the acquisition of certain operations in the United States.

d)    Other long-term borrowings

        The other long-term borrowings, individually, are not significant, none of them exceeding €10 million.

17)  Other non-current liabilities

        Long-term liabilities are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Retirement indemnities in France	19.7	18.0	0.0	0.0
Other retirement indemnities and benefits	51.9	47.0	0.0	0.0
End of contract indemnities (Italy)	46.8	44.0	0.0	0.0
Employees profit sharing (long-term portion)	35.0	29.0	0.0	0.0
Other long-term liabilities	73.9	67.0	0.0	0.0

	227.3	205.0	0.0	0.0

a)    Global obligation

        The global obligation of the Group's pension and post retirement plans, including short-term and long-term liabilities, and consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom, is as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Projected benefit obligation at the beginning of the period	216.0	0.0	0.0	0.0
New consolidated entities	0.0	217.0	0.0	0.0
Foreign currency exchange rate	(16.9)	(1.0)	0.0	0.0
Goodwill allocation	21.0	0.0	0.0	0.0
Rights newly acquired	22.4	0.0	0.0	0.0
Actuarial (gain) loss	4.8	0.0	0.0	0.0
Rights used	(22.6)	0.0	0.0	0.0
Interest cost	8.3	0.0	0.0	0.0

Projected benefit obligation at the end of the period	233.0	216.0	0.0	0.0

        The evolution of the total net assets of the funds is shown below:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Fair-value at the beginning of the period	108.0	0.0	0.0	0.0
New consolidated entities	0.0	111.0	0.0	0.0
Foreign currency exchange rate	(11.8)	(3.0)	0.0	0.0
Increase:
—interest revenues	18.5	1.0	0.0	0.0
—employer contribution	5.6	0.0	0.0	0.0
Decrease:
—Benefits paid	(9.5)	0.0	0.0	0.0
—return on assets	0.0	(1.0)	0.0	0.0

Fair-value at the end of the period	110.8	108.0	0.0	0.0

        The net global obligation is fully recognized in the balance sheet as of December 31, 2003.

        The net impact on the consolidated income is summarized as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Service cost—rights newly acquired	(22.4)	(2.0)	0.0	0.0
Service cost—cancellation of previous rights	0.0	1.0	0.0	0.0
Payments of rights (net of cancellation of prior reserves)	0.0	0.0	0.0	0.0
Interest cost	(13.1)	0.0	0.0	0.0
Net revenue of fund	18.5	1.0	0.0	0.0

	(17.0)	0.0	0.0	0.0

b)    Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3.00% and a discount rate of 5.00%.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

c)     Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and amounts to approximately one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The computation of the futures obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In Italy, the calculation was based on a assumption of an increase in salaries of 2.50%, a discount rate of 5.20%.

d)    Provision for retirement indemnities and other postretirement benefits

        In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to €118 million as of December 31, 2003. This amount is compensated by pension fund assets and provisions estimated at €82 million as of December 31, 2003. The discrepancy is spread over the residual employment period of the staff through the pension contribution. There were no significant changes in the projected benefits obligations or plan assets related to these plans for the period ended December 31, 2003.

        The computation of the future obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In the United Sates of America, the calculation was based on an assumption of an increase in salaries of 4.25%, a discount rate of 6.25% and an expected return on plan assets of 8.75%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 3.50%, a discount rate of 5.75% and an expected return on plan assets of 7.00%.

18)  Short-term borrowings

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Current portion of long-term debt	54.2	25.0	0.0	0.0
Current portion of capital leases	5.8	9.0	0.0	0.0
Commercial paper	0.0	508.0	0.0	0.0
Bank overdrafts	39.4	113.0	0.0	0.0
Other short-term borrowings	31.4	79.0	0.0	0.0

	130.8	734.0	0.0	0.0

19)  Other current liabilities

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Tax liabilities	63.8	121.0	0.0	0.0
Accrued salaries and payroll taxes	132.6	134.0	0.0	0.0
Short-term portion of employee profit sharing	6.0	7.0	0.0	0.0
Payables related to fixed asset acquisitions	11.2	14.0	0.0	0.0
Amounts due for services	58.6	59.0	0.0	0.0
Customer advance payments	1.6	3.0	0.0	0.0
Others	54.6	97.0	0.0	0.0

	328.4	435.0	0.0	0.0

20)  Analysis of certain expenses

a)    Operating expenses include, in particular, the following categories of costs:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Consumption of raw materials and parts	(762.0)	(125.0)	(887.0)	0.0	0.0
Salaries and related payroll taxes	(836.5)	71.0)	(907.5)	0.0	0.0
Employees profit sharing	(21.8)	0.0	(21.8)	0.0	0.0

Total cost of personnel	(858.3)	(71.0)	(929.3)	0.0	0.0

        The headcount of the Group on a consolidated basis as of December 31, 2003 amounts to 25,258.

b)    Other revenues (expenses) include:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Exchange and translation gains (losses)	3.5	2.0	5.5	0.0	0.0
Others	(43.9)	(8.0)	(51.9)	0.0	0.0

	(40.4)	(6.0)	(46.4)	0.0	0.0

The caption "Others" relates principally to restructuring charges.

21)  Interest income (expense)

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Interest income	65.3	6.0	71.3	0.0	0.0
Interest expense	(223.3)	(24.0)	(247.3)	0.0	0.0

	(158.0)	(18.0)	(176.0)	0.0	0.0
Interest on subordinated securities (note 13)	(36.3)	(2.0)	(38.3)	0.0	0.0

	(194.3)	(20.0)	(214.3)	0.0	0.0
Less capitalized interest (note 1(g))	0.0	0.0	0.0	0.0	0.0

	(194.3)	(20.0)	(214.3)	0.0	0.0

22)  Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
France	(127.5)	(179.0)	(306.5)	0.0	0.0
Outside France	(8.9)	17.0	8.1	0.0	0.0

	(136.4)	(162.0)	(298.4)	0.0	0.0

        Income tax expense consists of the following:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Current income taxes:
France	0.0	0.0	0.0	0.0	0.0
Outside France	(60.3)	(8.0)	(68.3)	0.0	0.0

	(60.3)	(8.0)	(68.3)	0.0	0.0
Deferred income taxes:
France	17.2	36.0	53.2	0.0	0.0
Outside France	51.1	1.0	52.1	0.0	0.0

	68.3	37.0	105.3	0.0	0.0
Total income taxes:
France	17.2	36.0	53.2	0.0	0.0
Outside France	(9.2)	(7.0)	(16.2)	0.0	0.0

	8.0	29.0	37.0	0.0	0.0

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

	Period from January 1, 2003 to December 31, 2003
	(€ in millions)
Normal French income tax rate	35.43%
Increases (reductions):
—effect of foreign income tax rates	0.23%
—non taxable items	(9.80%	)
—income taxable at specific rates	0.06%
—others	7.99%

	33.91%
Impact on deferred income taxes:
—effect of tax rate modifications on opening balance	1.95%
—valuation allowances on deferred income tax assets	(30.00%	)

Effective income tax rate	5.86%

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Deferred income taxes recorded by French companies	(189.5)	(160.0)	0.0	0.0
Deferred income taxes recorded by foreign companies	85.2	4.0	0.0	0.0

	(104.3)	(156.0)	0.0	0.0
Origin of deferred income taxes:
—depreciation of fixed assets	(83.6)	(90.0)	0.0	0.0
—tax losses to be carried forward	46.5	62.0	0.0	0.0
—employee profit sharing	2.4	6.0	0.0	0.0
—retirement indemnities and benefits	15.3	17.0	0.0	0.0
—subordinated securities	30.1	39.0	0.0	0.0
Purchase accounting adjustments:
—patents	(166.4)	(206.0)	0.0	0.0
—trademarks	(21.8)	(24.0)	0.0	0.0
—allowances for inventory and bad debt	14.9	18.0	0.0	0.0
—revaluation Italy	51.5	61.0	0.0	0.0
—others	6.8	7.0	0.0	0.0

	(104.3)	(156.0)	0.0	0.0

        As of December 31, 2003, the Group had net operating loss carryforwards of €511.6 million for which a deferred tax asset was recognized (associated deferred tax asset of €173.7 million) and which expire in various amounts from 2008 through 2023 (2008: €161.0 million; thereafter: €350.6 million).

        Deferred tax assets amounting to €127.3 million whose realization is not more likely than not were not recognized as of December 31, 2003. These unrecognised deferred tax assets principally relate to net operating loss carryforwards amounting to €374.9 million that expire in various amounts from 2008 through 2023.

        As disclosed in note 1(i), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate the amount of the deferred tax liability associated with these undistributed earnings as of December 31, 2003.

23)  Contingencies and commitments

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

December 31, 2003
(€ in millions)
Payable in 2004	19.0
Payable in 2005	16.6
Payable in 2006	13.8
Payable in 2007	10.9
Payable in 2008	5.7
Subsequent years	13.7

79.7

BTicino SpA litigation

        In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

24)  Financial instruments

        The Group does not hold or issue financial instruments for trading purposes.

a)    Interest rate swaps

        In order to manage and cover interest rate risks, the Group entered into interest rates swap agreements with selected major financial institutions. The fair value of each of the swap agreements is determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 14)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2% debentures (Yankee bonds) (note 16)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

        At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

        On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the "Yankee bond swap" (original maturity 30 years). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Interest rate swaps hedging the senior credit (note 16)

        During the year, the Group entered into hedging arrangements for a notional amount of €1,200 million pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
Interest rate swaps hedging subordinated securities
notional amount (€ in millions)	671.7	626.1	0.0	0.0
fair value (€ in millions)	121.8	153.0	0.0	0.0
Interest rate swap hedging the 8 1/2% debentures
notional amount (US$ in millions)	400.0	400.0	0.0	0.0
fair value (€ in millions)	60.1	161.0	0.0	0.0

b)    Foreign exchange contracts

        The Group entered into forward exchange contracts for an amount of $130 million to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

c)     Forward price contracts on raw material

        The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 31, 2003 there were no contracts in effect.

d)    Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 10 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)     Concentration of credit risk

        The Group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

        In addition, Legrand Holding SA deposited €127 million in favor to certain financial institutions who entered into swap agreements with the Group (note 7). This deposit is included in long and short term restricted cash in the consolidated balance sheets.

        As indicated in note 9, a substantial portion of our sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The Group mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

25)  Information relating to the officers of the Group

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Advances and loans	0.0	0.0	0.0	0.0
Remuneration paid to the officers(*)	1.7	1.0	0.0	0.0

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within Legrand.

26)  Information relating to the consolidated company

        The Group is consolidated by Lumina Parent, société à responsabilité limitée headquartered at 5 boulevard de la Foire, L1528 Luxembourg.

27)  Information by geographic segments

        The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Period from January 1, 2003 to December 31, 2003
	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Total sales	1,632.4	714.5	620.7	540.0	323.7		3,831.3
Less intra-group transfers	(735.1)	(147.2)	(126.5)	(13.3)	(47.4)		(1,069.5)

Net consolidated sales	897.3	567.3	494.2	526.7	276.3		2,761.8
Operating income	(3.4)	61.3	(3.6)	18.5	29.2		102.0
—of which depreciation of fixed assets	(64.4)	(27.5)	(24.4)	(25.6)	(13.9)		(155.8)
—of which amortization of intangibles	(92.4)	(48.4)	(13.8)	(25.6)	(11.0)		(191.2)
Other revenues (expenses)						(44.1)	(44.1)
Interest income						65.3	65.3
Interest expense						(259.6)	(259.6)
Income taxes						8.0	8.0
Minority interest and equity investees						1.5	1.5
Capital expenditures	44.1	24.7	16.7	11.7	15.4		112.6
Total identifiable assets	4,417.8	1,256.8	(371.5)	(288.9)	170.3		5,184.5

	Period from August 1, 2002 to December 31, 2002
	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Total sales	105.0	45.0	46.0	58.0	29.0		283.0
Less intra-group transfers	(42.0)	(10.0)	(7.0)	(1.0)	(1.0)		(61.0)

Net consolidated sales	63.0	35.0	39.0	57.0	28.0		222.0
Operating income	(71.0)	(32.0)	(12.0)	(12.0)	(4.0)		(131.0)
—of which depreciation of fixed assets	(5.0)	(2.0)	(2.0)	(2.0)	(2.0)		(13.0)
—of which amortization of intangibles	(55.0)	(28.0)	(8.0)	(13.0)	(4.0)		(108.0)
Other revenues (expenses)						(11.0)	(11.0)
Interest income						6.0	6.0
Interest expense						(26.0)	(26.0)
Income taxes						29.0	29.0
Minority interest and equity investees						4.0	4.0
Capital expenditures	5.0	2.0	5.0	2.0	4.0		18.0
Total identifiable assets	2,161.0	870.0	1,294.0	1,681.0	552.0		6,558.0

	statutory period from August 1, 2002 to December 31, 2003
	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Total sales	1,737.4	759.5	666.7	598.0	352.7		4,114.3
Less intra-group transfers	(777.1)	(157.2)	(133.5)	(14.3)	(48.4)		(1,130.5)

Net consolidated sales	960.3	602.3	533.2	583.7	304.3		2,983.8
Operating income	(74.4)	(29.3)	(15.6)	(6.5)	(25.2)		(29.0)
—of which depreciation of fixed assets	(69.4)	(29.5)	(26.4)	(27.6)	(15.9)		(168.8)

—of which amortization of intangibles	(147.4)	(76.4)	(21.8)	(38.6)	(15.0)		(299.2)
Other revenues (expenses)						(55.1)	(55.1)
Interest income						71.3	71.3
Interest expense						(285.6)	(285.6)
Income taxes						37.0	37.0
Minority interest and equity investees						5.5	5.5
Capital expenditures	49.1	26.7	21.7	13.7	19.4		130.6
Total identifiable assets	4,417.8	1,256.8	(371.5)	(288.9)	170.3		5,184.5

        Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Total sales	897.3	83.0	980.3	0.0	0.0
of which sales exported to:
—Europe	49.3	17.0	66.3	0.0	0.0
—other countries	72.8	11.0	83.8	0.0	0.0

	122.1	28.0	150.1	0.0	0.0

28)  Subsequent events

        We have no knowledge of any material subsequent event.

29)  Reconciliation of French GAAP to US GAAP

        The tables below show the US GAAP net income, balance sheets, cash-flow statements and shareholders equity.

Consolidated statements of income US GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net sales	2,761.8	219.0	0.0	0.0
Operating expenses
Cost of goods sold	(1,640.4)	(179.0)	0.0	0.0
Administrative and selling expenses	(733.5)	(64.0)	0.0	0.0
Research and development expenses	(258.5)	(113.0)	0.0	0.0
Other operating expenses	(22.4)	(1.0)	0.0	0.0
Amortization of goodwill	0.0	0.0	0.0	0.0

Operating income	107.0	(138.0)	0.0	0.0

Interest income (expense)	(293.9)	(22.0)	0	0
Profits (losses) from disposal of fixed assets	0.0	0.0	0	0
Other income (expenses)	3.5	1.0	0	0

Income before taxes, minority interests and equity in earnings of investees	(183.4)	(159.0)	0	0

Income taxes	21.9	26.0	0	0

Net income before minority interests and equity in earnings of investees	(161.5)	(133.0)	0	0

Minority interests	(0.9)	2.0	0	0
Equity in earnings of investees	2.4	2.0	0	0

Net income attributable to Legrand Holding	(160.0)	(129.0)	0	0

Consolidated balance sheets US GAAP

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	67.9	559.0	0.0	0.0
Marketable securities	32.6	195.6	0.0	0.0
Restricted cash	37.0	22.5	0.0	0.0
Trade accounts receivable	509.9	598.2	0.0	0.0
Deferred income taxes	34.7	48.4	0.0	0.0
Other current assets	120.1	93.4	0.0	0.0
Inventories	385.5	530.7	0.0	0.0

Total current assets	1,187.7	2,047.8	0.0	0.0
Property, plant and equipment, net	914.9	1,024.8	0.0	0.0
Investments	21.8	26.3	0.0	0.0
Goodwill	1,343.5	1,354.0	0.0	0.0
Trademarks, net	1,591.1	1,642.4	0.0	0.0
Developed Technology, net	449.9	586.0	0.0	0.0
Mirror swaps	35.2	42.0	0.0	0.0
Swap associated to TSDI 3	1.3	2.0	0.0	0.0
Swaps associated to other borrowings	60.1	161.0	0.0	0.0
Restricted cash	90.5	127.5	0.0	0.0
Deferred income taxes	34.1	149.9	0.0	0.0
Other non-current assets	96.5	166.5	0.0	0.0

	4,638.9	5,282.4	0.0	0.0

Total assets	5,826.6	7,330.2	0.0	0.0

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	103.2	723.0	0.0	0.0
Accounts and notes payable	252.7	268.4	0.0	0.0
Deferred income taxes	3.0	48.0	0.0	0.0
Other current liabilities	355.2	443.0	0.0	0.0

Total current liabilities	714.1	1,482.4	0.0	0.0
Swap fair value associated to TSDI 1&2	121.8	153.0	0.0	0.0
Deferred income taxes	744.2	893.9	0.0	0.0
Other non-current liabilities	229.3	207.1	0.0	0.0
Borrowings	2,263.1	2,607.0	0.0	0.0
Swap fair value associated to other borrowings	52.5	0.0	0.0	0.0
Subordinated securities	108.9	150.2	0.0	0.0
Payment-In-Kind loans (PIK)	1,216.6	0.0	0.0	0.0
Preferred Equity Certificates (PEC)	0.0	1,159.0	0.0	0.0
Minority interests	6.2	51.8	0.0	0.0
Shareholders' equity
Capital stock	759.4	759.4	0.0	0.0
Accumulated deficit	(288.8)	(129.2)	0.0	0.0
Translation reserve	(100.7)	(4.4)	0.0	0.0

	369.9	625.8	0.0	0.0

Total liabilities and shareholders' equity	5,826.6	7,330.2	0.0	0.0

Consolidated statements of cash flows US GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Operating activities:
Net income attributable to Legrand Holding	(160.0)	(129.0)	0	0
Reconciliation of net income to net cash provided from (used in) operating activities:
—depreciation of tangible assets	155.8	13.0	0	0
—amortization of intangible assets	146.5	108.0	0	0
—changes in long-term deferred taxes	(63.4)	(2.0)	0	0
—changes in other long-term assets and liabilities	4.6	(2.0)	0	0
—minority interests	0.9	(3.0)	0	0
—equity in earnings of investees	(2.4)	(2.0)	0	0
—other items having impacted the cash	220.8	63.0	0	0
(Gains) losses on fixed asset disposals	(1.2)	14.0	0	0
(Gains) losses on sales of securities	(0.6)	0.0	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	61.1	17.0	0	0
—inventories	(1.9)	54.0	0	0
—accounts and notes payable	(7.5)	(77.0)	0	0
—other operating assets and liabilities	(81.7)	(137.0)	0	0

Net cash (used in) provided from operating activities	271.0	(83.0)	0	0

Investing activities
Net proceeds from sales of fixed assets	16.8	170.0	0	0
Capital expenditures	(112.6)	(16.0)	0	0
Proceeds from sales of marketable securities	312.3	213.0	0	0
Investments in marketable securities	(29.0)	(202.0)	0	0
Investments in consolidated entities	(72.8)	(3,067.0)	0	0
Investments in non-consolidated entities	(0.2)	0.0	0	0

Net cash (used in) provided from investing activities	114.5	(2,902.0)	0	0

Financing activities
Related to shareholders' equity:
—capital increase	0.0	760.0	0	0
—dividends paid by Legrand Holding's subsidiaries	(1.1)	(2.0)	0	0
Other financing activities:
—reduction of subordinated securities	(41.0)	(4.0)	0	0
—new borrowings	579.1	3,063.0	0	0
—repayment of borrowings	(820.3)	(273.0)	0	0
—debt issuance cost	(7.5)	0.0	0	0
—increase (reduction) of commercial paper	(508.0)	(30.0)	0	0
—increase (reduction) of bank overdrafts	(87.2)	23.0	0	0

Net cash (used in) provided from financing activities	(886.0)	3,537.0	0	0

Net effect of currency translation on cash	(9.4)	7.0	0	0
Increase (reduction) of cash and cash equivalents	(491.1)	559.0	0	0
Cash and cash equivalents at the beginning of the period	559.0	0.0	0	0

Cash and cash equivalents at the end of the period	67.9	559.0	0	0

Interest paid during the period	49.2	0.0	0	0
Income taxes paid during the period	79.5	0.0	0	0

Consolidated statements of shareholder's equity US GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 2000	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of December 31, 2001	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(129.2)		(129.2)
Capital increase	759.4				759.4
Changes in translation reserve				(4.4)	(4.4)

As of December 31, 2002	759.4	0.0	(129.2)	(4.4)	625.8

Net income for the period			(160.0)		(160.0)
Capital increase					0.0
Changes in translation reserve			0.4	(96.3)	(95.9)

As of December 31, 2003	759.4	0.0	(288.8)	(100.7)	369.9

The tables below show the US GAAP reconciliations of net income and net equity.

RECONCILIATION OF NET INCOME

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net income compliant with French GAAP	(126.9)	(129.0)	0.0	0.0

TSDI and FAS 133	(67.9)	(1.0)	0.0	0.0
EITF 93-16	(9.9)	(2.0)	0.0	0.0
FAS 142	44.7	3.0	0.0	0.0

Net income compliant with US GAAP	(160.0)	(129.0)	0.0	0.0

SUMMARY RECONCILIATION OF NET EQUITY

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Net income compliant with French GAAP	424.5	626.0	0.0	0.0

TSDI and FAS 133	(67.8)	(1.0)	0.0	0.0
EITF 93-16	(9.9)	(2.0)	0.0	0.0
FAS 142	44.7	3.0	0.0	0.0
Translation reserve	(21.6)	0.0	0.0	0.0

Net income compliant with US GAAP	369.9	626.0	0.0	0.0

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(€ in millions)
For the year ended December 31, 2001	0.0	0.0	0.0
For the 7 month period ended July 31, 2002	0.0	0.0	0.0
For the 5 month period ended July 31, 2002	(128.9)	(4.5)	(133.4)
For the year ended December 31, 2003	(160.0)	(100.7)	(260.7)

a)    Presentation of the statement of income

        Other expenses such as restructuring costs which are classified as non-operating expenses under French GAAP, are required to be included in the operating income under US GAAP.

b)    Comprehensive income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1(c)) has been added to net income to compute comprehensive income.

c)     Derivative financial instruments

        As indicated in note 14, Legrand SA entered into three subordinated perpetual notes (TSDIs) contracts in 1990 and 1992. In addition, these subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt and, accordingly, are not recorded in the balance sheet. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

        In addition, certain other derivative financial instruments, including swaps associated with the Yankee bonds, were initially recorded at fair value in purchase accounting under US GAAP. Subsequent changes in fair value are recognized in profit and loss. Under French GAAP, these instruments are treated as off balance sheet in purchase accounting and subsequently. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument.

d)    Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

e)     Consolidation of special purposes entities

        The existing special purpose entities are related to the subordinated securities issued by Legrand SA. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

  —
  Recognition of the debts due by the special purpose entities (€108.9 million as of December 31, 2003).

  —
  Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

        Considering the effects outlined above and other effects relating to the subordinated perpetual notes (the TSDIs), the principal impact of this difference on the income statement is to adjust interest income and decrease the net result by €1.5 million for the period ended December 31, 2003.

f)     Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting entity level on an annual basis and were performed as of December 31, 2003.

        In addition, under French GAAP, deferred taxes are not recognized on intangible assets with an indefinite useful life (trademarks). Under US GAAP, deferred taxes are required to be recognized on intangibles with an indefinite useful life (trademarks). Accordingly, the Group has recognized an additional deferred tax liability under US GAAP amounting to €568.4 million.

        All of the Group's intangible assets, including goodwill, were recognized in connection with the acquisition of Legrand SA on December 10, 2002. Intangible assets, as determined under US GAAP, consist of the following:

	Estimate useful lives	December 31, 2003
	(years)	(€ in millions)
Intangible assets not subject to amortization:
Goodwill	NA	1,343.5
Indefinite-lived trademarks	NA	1,533.7

		2,877.2
Intangible assets subject to amortization:
Developed technology	10	578.3
Other trademarks	10–20	63.2
Other		75.6

		717.1
Less: accumulated amortization		(205.1)

		512.0

		3,389.2

        As of December 31, 2003, €475.7 million, €350.5 million, €111.7 million, €223.6 million and €182.0 million of our goodwill has been allocated to the France, Italy, Rest of Europe, North America and the Rest of the World segments, respectively. There were no changes in the carrying amount of goodwill during any of the periods presented other than recognition of the foregoing amounts in connection with the acquisition.

        For the period ended December 31, 2003, we recognized aggregate amortization expense of €146.5 million related to intangible assets. Amortization expense for each of the five succeeding years is expected to be as follows:

	Developed technology	Trademarks	Total
	(€ in millions)
Year 2004	112.7	5.3	118.0
Year 2005	99.6	5.2	104.8
Year 2006	83.0	4.8	87.8
Year 2007	59.3	4.5	63.8
Year 2008	47.4	4.3	51.7

g)     Deferred income tax assets

        Under French GAAP, deferred tax assets whose realization is not more likely than not are not recognized. Under US GAAP, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under US GAAP, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to €204 million whose realization is not more likely than not were not recognized as of December 31, 2003 under French GAAP. Under US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have un impact on the disclosure of deferred tax assets.

h)    New Pronouncements

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. In December 2003, the FASB issued FIN No. 46 R, which amended the provisions of FIN 46. FIN No. 46 R provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities which are also considered to be special purpose entities that existed as of January 31, 2003, the guidance of FIN No. 46 R applies as of December 31, 2003. For interests in variable interest entities which are not considered to be special purpose entities that existed as of January 31, 2003, the guidance of FIN No. 46 R will apply as at March 31, 2004. The adoption of FIN No. 46 R has not and is not expected to have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A. Registrant
Dated: January 30, 2004	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

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LEGRAND HOLDING SA CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003
Consolidated statements of income FRENCH GAAP
Consolidated balance sheets FRENCH GAAP
Consolidated statements of cash flows FRENCH GAAP
Consolidated statements of shareholder's equity FRENCH GAAP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets US GAAP
Consolidated statements of cash flows US GAAP
Consolidated statements of shareholder's equity US GAAP
Signatures